December 8, 2008

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Deltek, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007, filed March 31, 2008
Definitive Proxy Statement on Schedule 14A, filed April 3, 2008
Form 10-Q for the Nine Months Ended September 30, 2008, filed Nov. 14, 2008
File No. 001-33772

Dear Ms. Collins:

On behalf of Deltek, Inc. (the “Company”), we received the comment letter, dated November 21, 2008, of the staff of the Division of Corporation Finance (the “Staff”) concerning the above referenced filings. The comment letter asks us to provide our written responses within 10 business days or to tell the Staff when we will provide our responses. In a telephone conversation on Friday, December 5, 2008, Melissa Feider, Staff Accountant, agreed to the Company’s request to file its responses on or before Monday, December 15, 2008.

Should you have any questions or comments with respect to this filing, please contact me at (703) 885-9933 or DavidSchwiesow@deltek.com.

Sincerely,

/s/ David R. Schwiesow

David R. Schwiesow

Senior Vice President and General Counsel